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                              July 20, 2021

       Curtis J. Malone
       Chief Executive Officer
       NUGL, INC.
       13771 Roswell Ave.
       Suite F
       Chino, Florida 91710

                                                        Re: NUGL, INC.
                                                            Offering Statement
on Form 1-A
                                                            Filed July 13, 2021
                                                            File No. 024-11581

       Dear Mr. Malone:

               Our initial review of your offering statement indicates that it fails in numerous material respects to comply with the requirements of Regulation A and Form 1-A. More specifically, your financial statements do not meet the requirements of Part F/S of Form
1-A.

                                                        1. Please revise the
filing to include the financial statements required by Part F/S, Section
                                                        (b)(3)-(4) of Form 1-A.
In this regard, the amended filing should be updated to include the appropriate
historical fiscal year end financial statements. Related financial information, such as,
the MD&A should also be updated.
               We will provide more detailed comments relating to your offering statement following our review of a substantive amendment that addresses these deficiencies.

              Please contact Jennifer L pez at (202) 551-3792 or Dietrich King at (202) 551-8071 with any questions.





                              Sincerely,


                              Division of Corporation Finance

                              Office of Trade & Services